Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series Q – Fixed Rate March 18, 2024	Registration No. 333-260663

PACCAR Financial Corp.

Medium-Term Notes, Series Q - Fixed Rate

CUSIP #69371RS98

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☒ J.P. Morgan Securities LLC

☐ BNP Paribas Securities Corp.

☒ BofA Securities, Inc.

☐ Mizuho Securities USA LLC

☒ MUFG Securities Americas Inc.

☐ RBC Capital Markets, LLC

☐ SMBC Nikko Securities America, Inc.

☐ TD Securities (USA) LLC

☒ U.S. Bancorp Investments, Inc.

☐ Wells Fargo Securities, LLC

☒ Other:

ANZ Securities, Inc.

Citigroup Global Markets Inc.

ING Financial Markets LLC

Loop Capital Markets LLC

Rabo Securities USA, Inc.

Scotia Capital (USA) Inc.

acting as ☒ principal ☐ agent

at:	☐ varying prices related to prevailing market prices at the time of resale

☒ a fixed initial public offering price of 99.689% of the Principal Amount.

Principal Amount: $350,000,000	Original Issue Date: March 22, 2024 (T+4)

Agent’s Discount or Commission: 0.450%	Final Maturity Date: March 22, 2034

Net Proceeds to Company: $347,336,500	Interest Payment Dates: Semi-annually on each March 22 and September 22, commencing September 22, 2024 Record Dates: March 8 and September 8 preceding the applicable Interest Payment Date

Treasury Benchmark: 4.000% due February 15, 2034

Treasury Yield: 4.340%

Reoffer Spread: T+70bps

Reoffer Yield: 5.040%

Interest Rate: 5.000% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.

☐	The Notes may be redeemed at our option prior to the Maturity Date.
Initial Redemption Date:
Initial Redemption Percentage: ____%
Annual Redemption Percentage Reduction: ____% until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒ The Notes may not be repaid prior to the Maturity Date.

☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
Option Repayment Date(s):

Currency:
Specified Currency: USD (If other than U.S. dollars, see attached)
Minimum Denominations: ___________ (Applicable only if Specified Currency is other than U.S. dollars)
Exchange Rate Agent: ___________ (Applicable only if Specified Currency is other than U.S. dollars)
If Discount Note, check ☐ Issue Price: ____%

Form: ☒ Book-Entry ☐ Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
J.P. Morgan Securities LLC	Bookrunner	$59,500,000
BofA Securities, Inc.	Bookrunner	$59,500,000
ING Financial Markets LLC	Bookrunner	$59,500,000
MUFG Securities Americas Inc.	Bookrunner	$59,500,000
U.S. Bancorp Investments, Inc.	Bookrunner	$59,500,000
ANZ Securities, Inc.	Co-Manager	$10,500,000
Citigroup Global Markets Inc.	Co-Manager	$10,500,000
Loop Capital Markets LLC	Co-Manager	$10,500,000
Rabo Securities USA, Inc.	Co-Manager	$10,500,000
Scotia Capital (USA) Inc.	Co-Manager	$10,500,000
Total		$350,000,000

Other Provisions:

N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, J.P. Morgan Securities LLC, BofA Securities, Inc., ING Financial Markets LLC, MUFG Securities Americas Inc., U.S. Bancorp Investments, Inc., or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322, ING Financial Markets LLC toll-free at 1-877-446-4930, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.